QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13E-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 5)

Methode Electronics, Inc.

(Name of Issuer)
Methode Electronics, Inc.

(Name of Person Filing Statement)
Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights

(Title of Class of Securities)
591520 10 1

(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548
(708) 867-6777
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:

James W. Ashley, Jr. Lord, Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§§240.13e-3(c) under the Securities Exchange Act of 1934 ("the Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$25,015,453	$2,024

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 750,000 shares of Class B common stock at $22.75 per share and 337,705 shares of Class B common stock at $23.55 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Act.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $1,760    Filing Party: Methode Electronics, Inc.

  Form or Registration No.: SCH 13E-3    Date Filed: March 18, 2003

Introduction

        This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed by Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode"), and relates to the agreement (the "McGinley Agreement") dated as of July 18, 2003 with Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust (the "Trusts"), the Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (collectively the "McGinley Family"), pursuant to which the McGinley Family sold 750,000 shares of its Class B common stock to Methode for $22.75 per share and agreed to vote its remaining shares of Class B common stock in favor of a merger whereby each issued and outstanding share of Class B common stock (including those held by the McGinley Family not previously sold to the Company) will be converted into the right to receive $23.55 in cash, without interest, and each issued and outstanding share of Class A common stock will be converted into the right to receive one share of new Methode common stock. Pursuant to the McGinley Agreement, Methode entered into an Agreement and Plan of Merger dated                       , 2003 by and between Methode and Methode Merger Corporation (the "Merger Agreement"). The merger transaction contemplated by the Merger Agreement is referred to herein as the "merger."

        A preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to a special meeting of holders of Methode's Class A and Class B common stock to consider and vote upon a proposal to adopt the Merger Agreement and approve the merger is being filed with the Securities and Exchange Commission concurrently herewith.

        The following cross reference sheet indicates the location in the Proxy Statement of items required by Schedule 13E-3 and incorporated herein by reference.

Item 1.    Summary Term Sheet

        The information set forth under "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information

(a)
Name and Address.    The information set forth on the first page of the Proxy Statement is incorporated herein by reference.

(b)
Securities.    The information set forth under "The Special Meeting—Record Date; Shares Outstanding" in the Proxy Statement is incorporated herein by reference.

(c)
Trading Market and Price.    The information set forth under "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

(d)
Dividends.    The information set forth under "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

(e)
Prior Public Offerings.    Not applicable.

(f)
Prior Stock Purchases.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)
Name and Address.    The Company is also the filing person. The information set forth on the first page of the Proxy Statement is incorporated herein by reference. The information set forth under

  "Executive Officers and Directors—Background" in the Proxy Statement is incorporated herein by reference.

(b)
Business and Background of Entities.    The information set forth under "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

(c)
Business and Background of Natural Persons.    The information set forth under "Executive Officers and Directors—Background" in the Proxy Statement is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)
Material Terms.    The information set forth under "Summary Term Sheet," "Questions and Answers About the Merger," "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Background of the Merger," "The Merger Proposal—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders" and "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

(c)
Different Terms.    The information set forth under "Questions and Answers About the Merger," "Summary Term Sheet" and "The Merger Proposal—The McGinley Agreement and the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

(d)
Appraisal Rights.    The information set forth under "The Merger Proposal—Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

(e)
Provisions for Unaffiliated Security Holders.    The information set forth under "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

(f)
Eligibility for Listing or Trading.    The information set forth under "The Merger Proposal—Regulatory Matters" in the Proxy Statement is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Interests of Certain Persons" and "Executive Officers and Directors—Employment Agreements" in the Proxy Statement is incorporated herein by reference.

(b)
Significant Corporate Events.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Background of the Merger" and "The Merger Proposal—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(c)
Negotiations or Contacts.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Background of the Merger" and "The Merger Proposal—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(e)
Agreements Involving the Subject Company's Securities.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Background of the Merger," "The Merger Proposal—Interests of Certain Persons,"

  "The Merger Proposal—Litigation Relating to the Merger" and "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement" and "The Merger Proposal—Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

(c)
Plans.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Description of New Common Stock," "The Merger Proposal—Comparison of Stockholder Rights" and "The Merger Proposal—Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)
Purposes of the Merger.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Background of the Merger," "The Merger Proposal—Recommendation of the Special Committee to our Class A Common Stockholders," "The Merger Proposal—Recommendation of our Board of Directors to our Stockholders," "The Merger Proposal—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders," "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" and "The Merger Proposal—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.

(b)
Alternatives.    The information set forth under "The Merger Proposal—Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(c)
Reasons.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Background of the Merger," "The Merger Proposal—Recommendation of the Special Committee to our Class A Common Stockholders," "The Merger Proposal—Recommendation of our Board of Directors to our Stockholders," "The Merger Proposal—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders," "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" and "The Merger Proposal—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.

(d)
Effects.    The information set forth under "The Merger Proposal—Description of New Common Stock," "The Merger Proposal—Comparison of Stockholder Rights" and "The Merger Proposal—Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)
Fairness.    The information set forth in the Proxy Statement under "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" is incorporated herein by reference.

(b)
Factors Considered in Determining Fairness.    The information set forth under "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger

  Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

(c)
Approval of Security Holders.    The information set forth under "The Special Meeting—Quorum; Votes Required" and "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

(d)
Unaffiliated Representative.    The information set forth under "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

(e)
Approval of Directors.    The information set forth under "The Merger Proposal—Recommendation of the Special Committee to our Class A Common Stockholders," "The Merger Proposal—Recommendation of our Board of Directors to our Stockholders," "The Merger Proposal—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders" and "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

(f)
Other Offers.    The information set forth under "The Merger Proposal—The McGinley Agreement and the Merger Agreement," "The Merger Proposal—Background of the Merger," "The Merger Proposal—Recommendation of the Special Committee to our Class A Common Stockholders," "The Merger Proposal—Recommendation of our Board of Directors to our Stockholders," "The Merger Proposal—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders" and "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion, or Appraisal.    The information set forth under "The Merger Proposal—Background of the Merger" and "The Merger Proposal—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.

(b)
Preparer and Summary of the Report, Opinion, or Appraisal.    The information set forth under "The Merger Proposal—Background of the Merger," "The Merger Proposal—Opinion of the Financial Advisor to the Special Committee" and "The Merger Proposal—Our Forecasts" in the Proxy Statement is incorporated herein by reference.

(c)
Availability of Documents.    The information set forth under "The Merger Proposal—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement and Annexes C and D to the Proxy Statement are incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration

(a)
Source of Funds.    The information set forth in the Proxy Statement under "The Merger Proposal—Source and Amount of Funds" is incorporated herein by reference.

(b)
Conditions.    The information set forth in the Proxy Statement under "The Merger Proposal—Source and Amount of Funds" is incorporated herein by reference.

(c)
Expenses.    The information set forth in the Proxy Statement under "The Merger Proposal—Fees and Expenses" is incorporated herein by reference.

(d)
Borrowed Funds.    Not applicable.

Item 11.    Interest in Securities of the Subject Company

(a)
Securities Ownership.    The information set forth in the Proxy Statement under "Security Ownership of Five Percent Stockholders" is incorporated herein by reference.

(b)
Securities Transactions.    The information set forth in the Proxy Statement under "Executive Officers and Directors—Security Ownership" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going Private Transaction.    The information set forth in the Proxy Statement under "The Merger Proposal—Interests of Certain Persons" is incorporated herein by reference.

(e)
Recommendations of Others.    The information set forth under "The Merger Proposal—Recommendation of the Special Committee to our Class A Common Stockholders," "The Merger Proposal—Recommendation of our Board of Directors to our Stockholders," "The Merger Proposal—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders" and "The Merger Proposal—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Stockholders" in the Proxy Statement is incorporated herein by reference.

Item 13.    Financial Statements

(a)
Financial Information.    The information contained in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2003 is incorporated herein by reference.

(b)
Pro Forma Information.    The necessary pro forma information will be included in an amendment to this Schedule 13E-3 to be filed concurrently with the filing of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitations or Recommendations.    The information set forth under "The Special Meeting—Proxy Statement Expenses" in the Proxy Statement is incorporated herein by reference.

(b)
Employees and Corporate Assets.    The information set forth under "The Special Meeting—Proxy Statement Expenses" in the Proxy Statement is incorporated herein by reference.

Item 15.    Additional Information

(b)
Other Material Information.    The information set forth under "Additional Information" in the Proxy Statement is incorporated herein by reference.

Item 16.    Exhibits

16(a)(1)	Tender Offer Materials. Not Applicable.
16(a)(2)	Solicitation or Recommendation. Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith (incorporated herein by reference from the Proxy Statement).
16(a)(3)	Going Private Disclosure Document. Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith (incorporated herein by reference from the Proxy Statement).
16(a)(4)	Prospectus. Not applicable.
16(a)(5)
Other Disclosure Materials. Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 21, 2003 (as amended by Amendment No. 1 filed on August 4, 2003, Amendment No. 2 filed on August 14, 2003, Amendment No. 3 filed on August 20, 2003, Amendment No. 4 filed on August 27, 2003 and Amendment No. 5 filed on September 3, 2003) (incorporated herein by reference from the Schedule 14D-9).
16(b)	Loan Agreement. Not Applicable
16(c)(1)
Reports, Opinions and Appraisals. Opinions of TM Capital (incorporated herein by reference from Annexes C and D to the Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(d)(1)
Certain Agreements. Agreement dated as of July 18, 2003 by and among Methode Electronics, Inc., Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trusts, the Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (incorporated herein by reference from Annex B to the Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(d)(2)
Merger Agreement dated , 2003 by and between Methode Electronics, Inc. and Methode Merger Corporation (incorporated herein by reference from Annex A to the Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(d)(3)	Stipulation and Agreement of Compromise, Settlement and Release In re Methode Electronics, Inc. Shareholders Litigation, Civil Action No. 19899 dated July 30, 2003.
16(d)(4)
Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002 (incorporated herein by reference to the Current Report on Form 8-K filed on August 20, 2003).
16(f)
Appraisal Rights. General Corporation Law of Delaware: Section 262—Appraisal Rights (incorporated herein by reference from Annex E to the Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(g)	Materials Used to Solicit. Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METHODE ELECTRONICS, INC.
September 5, 2003	By:	/s/ Donald W. Duda
Donald W. Duda President

QuickLinks

  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contracts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations
  Item 10. Source and Amounts of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation or Recommendation
  Item 13. Financial Statements
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
SIGNATURE